

June 17, 2013

Via E-mail
Eric M. Fogel, Esq.
Lathrop & Gage LLP
155 North Wacker Drive, Suite 3050
Chicago, IL 60606-1787

> Re: **Donegal Group Inc.**
> **Schedule TO-T/A filed by Gregory Mark Shepard**
> **Filed June 13, 2013**
> **File No. 005-39100**

Dear Mr. Fogel:

We have reviewed your amendment and your correspondence dated June 13, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

Source and Amount of Funds, page 17

1.   For purposes of clarity, please restate this section in the next amendment.

2.   We note your response to comment 2 in our letter dated May 28, 2013. The last sentence of the added disclosure refers to a decline in trading price of such stock "at or around" the Expiration Date. Please revise the disclosure to clarify with greater specificity the meaning of the phrase. Please also clarify what is meant by the phrase "adversely affected." Please also disclose how the 50-day moving average was calculated and advise us in your response letter as to why the Offeror chose to use a 50-day period as opposed to a longer or shorter period. In addition, please supplement the disclosure to indicate whether, at any point in calendar year 2013, the stock has traded below the threshold referenced in the disclosure (i.e. "approximately 17% below the stock's 50-day moving average, according to Yahoo Finance as of June 12, 2013"). See Instruction 4 to Item 10 of Schedule TO (insofar as the stock's volatility could be

characterized as a contingency); see also Item 11 of Schedule TO and Item 1011(c) of Regulation M-A.

3.   Refer to the last sentence of the disclosure added in response to prior comment 2. Given the existing disclosure concerning the source of funds that the Offeror intends to use in the transaction, we believe that the decline in the trading price of the aforementioned NYSE-listed company by more than the 17% threshold referenced in the disclosure at any point during the pendency of the Offer would constitute a material change in the information previously disclosed regarding the Offeror's ability to generate the funds necessary to purchase 962,636 Donegal Class B Shares in the event of a fully subscribed offer. Under Exchange Act Rule 14d-3(b)(1), an Offeror is required to promptly file an amendment to the Schedule TO disclosing this material change. Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). Please also note that as a general rule, the Commission is of the view that, to allow dissemination to shareholders "in a manner reasonably designed to inform them of such change," the offer should remain open for a minimum of five business days from the date that the material change is first published, sent or given to security holders. Refer to Exchange Act Release No. 34-23421, Part III.D, footnote 70 (July 11, 1986) and Exchange Act Release No. 34-24296, Part II.A (April 3, 1987).

4.   Please disclose the specific source of funds that the Offeror would use in addition to the liquidation of his 1,000,000 shares in the NYSE-listed company in the event that the market value of his shares declined below the $28,879,080 needed to purchase 962,636 Donegal Class B Shares in the event of a fully subscribed offer. See Item 7 of Schedule TO and Item 1007(a) of Regulation M-A.

Conditions of the Offer, page 27

5.   Refer to clause (vi) of condition (d) of Section 14, as amended by Amendment No. 4 to the Schedule TO: "there shall have occurred…(vi) any adverse change in the market price of the Class A Shares or Class B Shares or in the securities or financial markets of the United States that, in the reasonable judgment of Offeror, is significant[.]" See also comment 9 in our letter dated April 2, 2013, and comment 5 in our letter dated May 2, 2013. Please revise the disclosure in clause (vi) to allow for objective verification that the condition has been satisfied, such as by quantifying the percentage decrease that will cause this condition to be triggered.

Please direct any questions to me at (202) 551-3317 or, in my absence, Perry J. Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions